Exhibit 99.1

WESTERN COPPER AND GOLD STRENGTHENS MANAGEMENT TEAM

VANCOUVER, BC, July 16, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce additions to the Company's senior management team.

In early August, Michael Psihogios will be taking over the role of Chief Financial Officer from Varun Prasad, and Jeff Eng will be assuming the role of Vice President Projects.

Sandeep Singh, CEO of Western, stated: "We are extremely pleased to be adding two high quality professionals to the Western team. Both Michael and Jeff bring highly relevant experience and an operational mindset to their positions. Coupled with our strong Yukon based team, they will be integral to advancing the Casino project through the assessment and permitting phase.

I would like to thank Varun Prasad for his 13 years of dedicated service to the Company. Over a short period of overlap, Varun has proven to be a great partner and we wish him the best as he focuses more time on his young family and future endeavours. He will continue in his role for the next two months to assist with the CFO transition."

Mr. Psihogios is an experienced financial executive working with public, private and investment companies in the natural resource industry over the past 20 years. Mr. Psihogios is currently the CFO of Atlas Salt Inc. and will transition roles over the coming months. Previously, he was the CFO of DUMAS Mining, an underground mine builder from 2016 to 2021, where he established the systems and controls for a successful business turnaround and profitable growth strategy. Prior to DUMAS Mining, Michael worked with an international natural resource private equity fund on numerous senior executive, financial and corporate development secondment roles within portfolio companies.

Mr. Eng brings experience across a number of disciplines leading to successful project studies and the development of mining projects. Most recently he was a Project Director for Teck Resources working on the mine life extension for the Red Dog mine, among other projects. Prior, he was Director of Engineering and Interim VP Project Development for Sabina Gold and Silver during the permitting and early execution phases of the Back River project. Mr. Eng spent 13 years with AMEC in several different, and increasingly senior, roles including Site Engineering Manager for the construction of the Mount Milligan mine in BC and lead roles in numerous studies and execution projects ranging from the Jansen potash project in Saskatchewan to Snap Lake Diamond Mine in Northwest Territories.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: strengthening the Company's management capabilities to better unlock the value potential of the Casino project, the remaining upside from additional resources or optimizations to the project and the expected closing of the Placement; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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CO: Western Copper and Gold Corporation

CNW 06:30e 16-JUL-24